Exhibit 99.3

Annual Report

FINANCIAL STATEMENTS

2022

WHEATON™
PRECIOUS METALS

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.
Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
March 9, 2023

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [2]

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Stream Interests - Refer to Note 4.3 to the financial statements
Critical Audit Matter Description
The Company considers each precious metals purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”). The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the CGU level requires significant management judgment. Changes in metal price forecasts, discount rates, reductions or increases in the amount of future recoverable ounces of metals attributable to the Company and/or adverse or favorable operational, political or regulatory developments impacting the mining properties in respect of which the Company has PMPAs can result in a write-down or write-up
of the carrying amounts of the Company’s mineral stream interests.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are evaluating the impact of (1) changes to future metal prices for gold, silver, palladium and cobalt, and (2) changes in the amount of future recoverable ounces of metals attributable to the Company. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [3]

H
ow the Critical Audit Matter Was Addressed in the Audit
Ou
r

audit procedures to evaluate the impact of changes to (1) future metal prices for gold, silver, palladium and cobalt and (2) changes in the amount of future recoverable ounces of metals attributable to the Company in the assessment of indicators of impairment or impairment reversal included the following, among others:

●	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.

●	Evaluated management’s ability to accurately forecast future recoverable ounces of metals attributable to the Company by:
o	Assessing the methodology used in management’s determination of the future recoverable ounces of attributable metals;

o	Completing retrospective analysis comparing the Company’s historical forecasts to actual results;

o	Comparing management’s expected future recoverable ounces of attributable metals to reserve and resource estimates prepared by the third-party mining property operators; and

o	Considering the professional qualifications and objectivity of management’s specialists.

●
With the assistance of fair value specialists, evaluated the significance of movements in future metal prices for gold, silver, palladium and cobalt by comparing historical forecasts to current third-party forecasts.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 9, 2023
We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [4]

Management’s Report on Internal Control Over Financial Reporting
Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2022, Wheaton’s internal control over financial reporting was effective.
The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2022, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2022, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
March 9, 2023

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5]

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 9, 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 9, 2023

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [6]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2022	2021 ¹

Sales	6	$1,065,053	$1,201,665

Cost of sales

Cost of sales, excluding depletion		$267,621	$287,947

Depletion	13	231,952	254,793

Total cost of sales		$499,573	$542,740

Gross margin		$565,480	$658,925

General and administrative expenses	7	35,831	35,119

Share based compensation	8	20,060	19,265

Donations and community investments	9	6,296	6,601

Impairment (impairment reversal) of mineral stream interests	14	(8,611)	(156,717)

Earnings from operations		$511,904	$754,657

Gain on disposal of mineral stream interest	13	(155,868)	-

Other (income) expense	10	(7,449)	(5,776)

Earnings before finance costs and income taxes		$675,221	$760,433

Finance costs	21.3	5,586	5,817

Earnings before income taxes		$669,635	$754,616

Income tax (expense) recovery	27	(509)	269

Net earnings		$669,126	$754,885

Basic earnings per share		$1.482	$1.677

Diluted earnings per share		$1.479	$1.673

Weighted average number of shares outstanding

Basic	25	451,570	450,138

Diluted	25	452,344	451,170

1)	Presentation of historical figures have been revised to conform with current year classifications – see Note 2.

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2022	2021

Net earnings		$669,126	$754,885

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	18	$21,052	$(14,000)

Income tax recovery (expense) related to LTIs	27	(6,513)	(2,314)

Total other comprehensive income (loss)		$14,539	$(16,314)

Total comprehensive income		$683,665	$738,571

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Balance Sheets

		As at December 31	As at December 31

(US dollars in thousands)	Note	2022	2021

Assets

Current assets

Cash and cash equivalents	26	$696,089	$226,045

Accounts receivable	11	10,187	11,577

Cobalt inventory	12	10,530	8,712

Other	28	3,287	3,390

Total current assets		$720,093	$249,724

Non-current assets

Mineral stream interests	13	$5,707,019	$5,905,797

Early deposit mineral stream interests	15	46,092	34,741

Mineral royalty interest	16	6,606	6,606

Long-term equity investments	18	256,095	61,477

Refundable deposit - 777 PMPA	19	8,073	-

Convertible notes receivable	17	-	17,086

Property, plant and equipment	20	4,210	5,509

Other	29	11,718	15,211

Total non-current assets		$6,039,813	$6,046,427

Total assets		$6,759,906	$6,296,151

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$12,570	$13,939

Current taxes payable	27	2,763	132

Current portion of performance share units	24.1	14,566	14,807

Current portion of lease liabilities	21.2	818	813

Total current liabilities		$30,717	$29,691

Non-current liabilities

Performance share units	24.1	6,673	11,498

Lease liabilities	21.2	1,152	2,060

Deferred income taxes	27	165	100

Pension liability	31	3,524	2,685

Total non-current liabilities		$11,514	$16,343

Total liabilities		$42,231	$46,034

Shareholders’ equity

Issued capital	22	$3,752,662	$3,698,998

Reserves	23	66,547	47,036

Retained earnings		2,898,466	2,504,083

Total shareholders’ equity		$6,717,675	$6,250,117

Total liabilities and shareholders’ equity		$6,759,906	$6,296,151

/s/ Randy Smallwood	/s/ Marilyn Schonberner

Randy Smallwood	Marilyn Schonberner

Director	Director
The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2022	2021

Operating activities

Net earnings		$669,126	$754,885

Adjustments for

Depreciation and depletion		233,539	256,685

Gain on disposal of mineral stream interest	13	(155,868)	-

Impairment ( r eversal of impairment) of mineral stream interests	14	(8,611)	(156,717)

Interest expense	21.3	91	352

Equity settled stock based compensation		5,846	5,262

Performance share units	24.1	(4,196)	(2,925)

Pension expense	31	1,033	1,014

Income tax expense (recovery)	27	509	(269)

Loss (gain) on fair value adjustment of share purchase warrants held	10	1,033	2,101

Fair value (gain) loss on convertible note receivable	17	1,380	(5,733)

Investment income recognized in net earnings		(6,774)	(462)

Other		(1,313)	(510)

Change in non-cash working capital	26	1,573	(8,072)

Cash generated from operations before income taxes and interest		$737,368	$845,611

Income taxes recovered (paid)		(171)	(279)

Interest paid		(93)	(429)

Interest received		6,320	242

Cash generated from operating activities		$743,424	$845,145

Financing activities

Bank debt repaid	21.1	$-	$(195,000)

Credit facility extension fees	21.1	(1,357)	(1,727)

Share purchase options exercised	23.2	10,368	7,953

Lease payments	21.2	(800)	(780)

Dividends paid	22.2, 26	(237,097)	(218,052)

Cash (used for) generated from financing activities		$(228,886)	$(407,606)

Investing activities

Mineral stream interests	13	$(151,929)	$(520,891)

Early deposit mineral stream interests	15	(1,500)	(1,500)

Mineral royalty interest	16	-	(3,571)

Net proceeds on disposal of mineral stream interests	13, 26	131,763	-

Acquisition of long-term investments	18 , 26	(22,768)	(7,453)

Proceeds on disposal of long-term investments	18 , 26	-	129,753

Dividends received	10	453	221

Other		(316)	(775)

Cash (used for) generated from investing activities		$(44,297)	$(404,216)

Effect of exchange rate changes on cash and cash equivalents		$(197)	$39

Increase in cash and cash equivalents		$470,044	$33,362

Cash and cash equivalents, beginning of year		226,045	192,683

Cash and cash equivalents, end of year	26	$696,089	$226,045
The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve 2	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2021	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$754,885	$754,885

OCI 1		-	-	-	-	(16,314)	(16,314)	-	(16,314)

Total comprehensive income		$-	$-	$-	$-	$(16,314)	$(16,314)	$754,885	$738,571

Income tax recovery (expense)		$1,811	$-	$-	$-	$-	$-	$-	$1,811

SBC 1 expense		-	-	2,066	3,196	-	5,262	-	5,262

Options 1 exercised	399	9,525	-	(1,572)	-	-	(1,572)	-	7,953

RSUs 1 released	117	2,815	-	-	(2,815)	-	(2,815)	-	-

Dividends (Note 22.2)	890	38,556	-	-	-	-	-	(256,607)	(218,051)

Realized gain on disposal of LTIs ¹ (Note 23.4)		-	-	-	-	(64,407)	(64,407)	64,407	-

At December 31, 2021	450,864	$3,698,998	$83,077	$22,349	$7,196	$(65,586)	$47,036	$2,504,083	$6,250,117

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$669,126	$669,126

OCI 1		-	-	-	-	14,539	14,539	-	14,539

Total comprehensive income		$-	$-	$-	$-	$14,539	$14,539	$669,126	$683,665

Income tax recovery (expense)		$4,143	$-	$-	$-	$-	$-	$-	$4,143

SBC 1 expense		-	-	2,366	3,480	-	5,846	-	5,846

Options 1 exercised	493	13,138	-	(2,137)	-	-	(2,137)	-	11,001

RSUs 1 released	88	2,534	-	-	(2,534)	-	(2,534)	-	-

Dividends (Note 22.2)	874	33,849	-	-	-	-	-	(270,946)	(237,097)

Realized loss on disposal of LTIs ¹ (Note 23.4)		-	-	-	-	3,797	3,797	(3,797)	-

At December 31, 2022	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

2)	Refer to Note 23.1.
The accompanying notes form an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of December 31, 2022, the Company has 28 long-term purchase agreements (three of which are early deposit agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 12 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The consolidated financial statements of the Company for the year ended December 31, 2022 were authorized for issue as of March 9, 2023 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.
Effective January 1, 2022, the Company changed the classification for stock option expense (Note 23.2), RSU expense (Note 23.3), and PSU expense (Note 24.1) within the Consolidated Statement of Earnings from General and Administrative expense to Share Based Compensation. Additionally, the Company changed the classification for donations and community investments within the Consolidated Statement of Earnings from General and Administrative expense to Donations and Community Investments (Note 9). Management believes these classification changes provide more useful information to the readers of the financial statements.
These changes have been retrospectively applied to all periods presented.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2022
The Company considers that there are no new standards, interpretations and amendments effective in 2022 that impacted the Company’s significant accounting policies.

3.2.	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.
Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

3.4.	Revenue Recognition
Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.
Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.
Title to but not control of cobalt is transferred to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized when the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

3.5.	Financial Instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.6.	Financial Assets
Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.
Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)
The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.
Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [13]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)
Cash and cash equivalents are stated at FVTNE.
Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.
Convertible notes receivable (Note 1
7
) are classified as FVTNE and are measured at fair value at the end of each reporting period. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other (Income) Expense.
As discussed in Note 3.4, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.
Financial Assets at Amortized Cost
The
non-revolving
term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan and other receivables are reported net of allowances for uncollectable amounts.
Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•
For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.7.	Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.
Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [14]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Share Purchase Warrants Issued
Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.
Bank Debt
Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Other Financial Liabilities
Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.
Foreign Exchange Gains and Losses
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.
Derecognition of Financial Liabilities
The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.8.	Mineral Stream Interests
Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.
The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash
consideration given to acquire the asset.
Depletion
The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.
Asset Impairment
Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). The FVLCD represents the amount that could be received from each PMPA in an arm’s length transaction at the measurement date.
If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [15]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.9.	Borrowing and Debt Issue Costs
Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Finance Costs, as incurred.
Debt issue costs on
non-revolving
facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.10.	Stock Based Payment Transactions
The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses
its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.
The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.11.	Income Taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.
Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.
Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [16]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.
Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.12.	Earnings Per Share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and th
e pr
oceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.13.	Foreign Currency Translation
The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.
Non-monetary
assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

3.14.	Leasing
The Company as the Lessee
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.
The Company recognizes a
right-of-use
asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Company
re-measures
the lease liability (and makes a corresponding adjustment to the related right-of-use
asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured
by discounting the revised lease payments using a revised discount rate.
The
right-of-use
assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

3.15.	Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation. The cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [17]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

use. Depreciation is based on cost and is calculated on a straight-line basis over the estimated economic life of the asset. The right of use asset discussed in Note 3.14 and the leasehold improvements are depreciated over the life of the lease term. Other assets, which include computer software, computer equipment, office furniture and office equipment, are depreciated over their estimated economic life, which ranges from
3
to
10
years.

3.16.	Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.17.	Post-Employment Benefit Costs
The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.18.	Future Changes to Accounting Policies
The IASB has issued the following new or amended standards:
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

●
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

●	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current
is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [18]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.
Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.8 billion at December 31, 2022, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
As described in Note 3.8, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
As more fully described in Note 14, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.
The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates
the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [19]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

economic changes, the Company may need to
re-evaluate
the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
As more fully described in Note 3.10, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 23.2, 23.3, and 24.1, respectively.
Critical Accounting Judgments

4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 32. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 32 for more information.
In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
The capital structure of the Company consists of debt (Note 21) and equity attributable to common shareholders, comprising of issued capital (Note 22), accumulated reserves (Note 23) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 21).
The Company is in compliance with the debt covenants at December 31, 2022, as described in Note 21.1.

5.2.	Categories of Financial Assets and Liabilities
The previously outstanding
non-revolving
term loan, which required regularly scheduled payments of interest and principal and the refundable deposit on the 777 PMPA, are carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [20]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

with the Company’s

long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

		December 31	December 31
(in thousands)	Note	2022	2021

Financial assets

Financial assets mandatorily measured at FVTNE 1

Cash and cash equivalents	26	$696,089	$226,045

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	2,516	1,716

Long-term investments - warrants held		560	1,536

Convertible note receivable	17	-	17,086

Investments in equity instruments designated at FVTOCI 1

Long-term investments - common shares held	18	255,535	59,941

Financial assets measured at amortized cost

Non-revolving term loan	17, 28	-	816

Trade receivables from sales of cobalt	11	6,642	9,488

Refundable deposit - 777 PMPA	1 9	8,073	-

Other accounts receivable		1,029	373

Total financial assets		$970,444	$317,001

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$12,570	$13,939

Pension liability		3,524	2,685

Total financial liabilities		$16,094	$16,624

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $10 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2022 is considered to be negligible.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [21]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2022	2021

Cash and cash equivalents	26	$696,089	$226,045

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	2,516	1,716

Trade receivables from sales of cobalt	11	6,642	9,488

Refundable Deposit - 777 PMPA	1 9	8,073	-

Other accounts receivables	11	1,029	373

Non-revolving term loan	17, 28	-	816

Convertible notes receivable	17	-	17,086

Maximum exposure to credit risk related to financial assets		$714,349	$255,524

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2022, the Company had cash and cash equivalents of $696 million (December 31, 2021 - $226 million) and working capital of $689 million (December 31, 2021 - $220 million).
The Company holds equity investments of several companies (Note 18) with a combined market value at December 31, 2022 of $256 million (December 31, 2021 - $61 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations).
The table includes both interest and principal cash flows, where applicable.

				As at December 31, 2022

(in thousands)	2022	2023 - 2024		2025 - 2026	After 2026	Total

Accounts payable and accrued liabilities	$12,570	$	-	$-	$-	$12,570

Performance share units 1	14,566		6,673	-	-	21,239

Total	$27,136	$	6,673	$-	$-	$33,809

1)	See Note 2 4 .1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [22]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2022	2021

Monetary assets

Cash and cash equivalents	$311	$1,567

Accounts receivable	739	155

Long-term investments - common shares held	60,443	59,517

Long-term investments - warrants held	560	1,536

Convertible note receivable	-	17,086

Non-revolving term loan	-	816

Other long-term assets	3,308	3,534

Total Canadian dollar denominated monetary assets	$65,361	$84,211

Monetary liabilities

Accounts payable and accrued liabilities	$8,180	$9,001

Performance share units	16,971	21,079

Lease liability	1,315	1,919

Pension liability	3,524	2,685

Total Canadian dollar denominated monetary liabilities	$29,990	$34,684
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2022

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,507)	$2,507

Increase (decrease) in other comprehensive income	6,044	(6,044)

Increase (decrease) in total comprehensive income	$3,537	$(3,537)

	As at December 31, 2021

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(999)	$999

Increase (decrease) in other comprehensive income	5,952	(5,952)

Increase (decrease) in total comprehensive income	$4,953	$(4,953)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [23]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Company
monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil (2021 - 1.17%).
During the years ended December 31, 2022 and December 31, 2021, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the year ended December 31, 2022 and 2021 would have increased/decreased by approximately $25 million and $6 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2022

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	26	$696,089	$696,089	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	2,516	-	2,516	-

Long-term investments - common shares held	18	255,535	255,535	-	-

Long-term investments - warrants held	18	560	-	560	-

		$954,700	$951,624	$3,076	$-

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [24]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

		December 31, 2021

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	26	$226,045	$226,045	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,716	-	1,716	-

Long-term investments - common shares held	18	59,941	59,941	-	-

Long-term investments - warrants held	18	1,536	-	1,536	-

Kutcho Convertible Note	17	17,086	-	-	17,086

		$306,324	$285,986	$3,252	$17,086
The Refundable Deposit on the 777 PMPA (Note
19
) as well as the previously outstanding
non-revolving
term loan are carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.
When balances are outstanding, the Company’s bank debt (Note 21.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.
Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets
Convertible Note Receivable
At February 18, 2022 (the date the Kutcho Convertible Note was terminated) and December 31, 2021, the fair value of the Kutcho Convertible Note (Note 1
7
), which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised. This convertible note receivable was classified within Level 3 of the fair value hierarchy and any changes in fair value were reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 10).

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [25]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

6.	Revenue

	Years Ended December 31

(in thousands)	2022		2021

Sales

Gold credit sales	$529,698	50%	$561,920	47%
Silver

Silver credit sales	$400,372	38%	$489,936	41%

Concentrate sales	70,631	6%	83,493	7%

Total silver sales	$471,003	44%	$573,429	48%

Palladium credit sales	$32,160	3%	$45,834	4%

Cobalt sales	$32,192	3%	$20,482	1%

Total sales revenue	$1,065,053	100%	$1,201,665	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
During the year ended December 31, 2022, sales to three financial institutions accounted for 29%, 24% and 20% of the Company’s revenue as compared to sales to four financial institutions accounted for 28%, 25%, 11% and 10% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.
The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.
Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.
Cobalt Sales
Cobalt is sold to a third-party sales agent who generally
on-sells
the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [26]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

7.	General and Administrative

	Years Ended December 31
(in thousands)	2022	2021

Corporate

Salaries and benefits	$14,895	$14,205

Depreciation	1,154	1,102

Professional fees	1,680	3,376

Business travel	950	219

Director f e es	1,109	1,096

Employer hea lt h tax	840	750

Audit and reg ul atory	2,845	2,937

Insurance	2,135	1,771

Other	3,469	3,100

General and administrative - corporate	$29,077	$28,556

Subsidiaries

Salaries and benefits	$4,327	$4,039

Depreciation	434	408

Professional fees	539	797

Business travel	242	33

Director fees	200	200

Insurance	44	36

Other	968	1,050

General and administrative - subsidiaries	$6,754	$6,563

Consolidated general and administrative	$35,831	$35,119

8.	Share Based Compensation

		Years Ended December 31

(in thousands)	Note	2022	2021

Equity settled share based compensation 1

Stock options	23.2	$2,366	$2,065

RSUs	23.3	3,480	3,196

Cash settled share based compensation

PSUs	24.1	$14,214	$14,004

Total share based compensation		$20,060	$19,265

1)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [27]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

9.	Donations and Community Investments

	Years Ended December 31
(in thousands)	2022	2021

Local donations and community investments 1	$2,333	$1,953

Partner donations and community investments 2	3,798	3,204

COVID-19 and community support and response fund	165	1,444

Total donations and community investments	$6,296	$6,601

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

10.	Other (Income) Expense

		Years Ended December 31
(in thousands)	Note	2022	2021

Interest income		$(6,321)	$(241)

Dividends received from equity investments designated as FVTOCI ¹ relating to investments held at the end of the period		(453)	(221)

Foreign exchange (gain) loss		(890)	275

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ²

(Gain) loss on fair value adjustment of share purchase warrants held		1,033	2,101

(Gain) loss on fair value adjustment of convertible notes receivable	17	1,380	(5,733)

Other		(2,198)	(1,957)

Total other (income) expense		$(7,449)	$(5,776)

1)	FVTOCI refers to Fair Value Through Other Comprehensive Income

2)	FVTPL refers to Fair Value Through Profit or Loss

11.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2022	2021

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$2,516	$1,716

Trade receivables from sales of cobalt	6	6,642	9,488

Other accounts receivable		1,029	373

Total accounts receivable		$10,187	$11,577
The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $10 million letter of credit.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [28]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

12.	Cobalt Inventory
The Company carries its cobalt inventory, which is recorded using weighted average costing, at the lower of cost or net realizable value. A summary of the inventory on hand at December 31, 2022 and 2021 is as follows:

	December 31	December 31
(in thousands)	2022	2021

Cobalt Inventory, carried at:

Cost	$-	$8,712

Net realizable value	10,530	-

Total cobalt inventory	$10,530	$8,712
At December 31, 2022, the Company recorded an inventory write down of

$
2
million compared to an inventory write down of $NIL for the comparable period of the prior year.

13.	Mineral Stream Interests

	Year Ended December 31, 2022

	Cost				Accumulated Depletion & Impairment 1					Carrying Amount Dec 31, 2022
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Disposal	Balance Dec 31, 2022	Balance Jan 1, 2022	Depletion	Disposal	Impairment (Charge) Reversal	Balance Dec 31, 2022

Gold interests
Salobo	$3,059,876	$-	-	$3,059,876	$(621,937)	$(54,677)	-	$-	$(676,614)	$2,383,262
Sudbury 2	623,864	-	-	623,864	(316,695)	(23,753)	-	-	(340,448)	283,416
Constancia	140,058	-	-	140,058	(36,269)	(8,206)	-	-	(44,475)	95,583
San Dimas	220,429	-	-	220,429	(53,706)	(10,858)	-	-	(64,564)	155,865
Stillwater 3	239,352	-	-	239,352	(19,567)	(3,933)	-	-	(23,500)	215,852
Other 4	761,334	138,515	(354,458)	545,391	(396,542)	(1,252)	348,265	(1,719)	(51,248)	494,143

	$5,044,913	$138,515	$(354,458)	$4,828,970	$(1,444,716)	$(102,679)	$348,265	$(1,719)	$(1,200,849)	$3,628,121

Silver interests
Peñasquito	$524,626	$-	$-	524,626	$(202,608)	$(28,344)	$-	$-	$(230,952)	$293,674
Antamina	900,343	-	-	900,343	(320,291)	(34,684)	-	-	(354,975)	545,368
Constancia	302,948	-	-	302,948	(97,064)	(12,937)	-	-	(110,001)	192,947
Other 5	1,438,974	4,519	(425,294)	1,018,199	(845,779)	(36,640)	306,986	10,330	(565,103)	453,096

	$3,166,891	$4,519	$(425,294)	$2,746,116	$(1,465,742)	$(112,605)	$306,986	$10,330	$(1,261,031)	$1,485,085

Palladium interests
Stillwater 3	$263,721	$-	-	$263,721	$(30,891)	$(6,018)	-	$-	$(36,909)	$226,812

Platinum interests
Marathon	$-	$9,428	-	$9,428	$-	$-	-	$-	$-	$9,428

Cobalt interests
Voisey’s Bay 6	$393,422	$-	-	$393,422	$(21,801)	$(14,048)	-	$-	$(35,849)	$357,573

	$8,868,947	$152,462	$(779,752)	$8,241,657	$(2,963,150)	$(235,350)	$655,251	$8,611	$(2,534,638)	$5,707,019

1)	Includes cumulative impairment charges to December 31, 2022 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater Marathon, Goose and Curipamba gold interests. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable (Note 19).

5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable (Note 19).

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [
29
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

	Year Ended December 31, 2021

	Cost			Accumulated Depletion & Impairment 1				Carrying Amount Dec 31, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Dec 31, 2021	Balance Jan 1, 2021	Depletion	Impairment Reversal	Balance Dec 31, 2021

Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(71,405)	$-	$(621,937)	$2,437,939
Sudbury 2	623,864	-	623,864	(302,848)	(13,847)	-	(316,695)	307,169
Constancia	136,058	4,000	140,058	(30,489)	(5,780)	-	(36,269)	103,789
San Dimas	220,429	-	220,429	(38,227)	(15,479)	-	(53,706)	166,723
Stillwater 3	239,352	-	239,352	(15,042)	(4,525)	-	(19,567)	219,785
Other 4	402,232	359,102	761,334	(394,706)	(1,836)	-	(396,542)	364,792

	$4,681,811	$363,102	$5,044,913	$(1,331,844)	$(112,872)	$-	$(1,444,716)	$3,600,197

Silver interests
Peñasquito	$524,626	$-	$524,626	$(174,054)	$(28,554)	$-	$(202,608)	$322,018
Antamina	900,343	-	900,343	(273,409)	(46,882)	-	(320,291)	580,052
Constancia	302,948	-	302,948	(85,904)	(11,160)	-	(97,064)	205,884
Other 5	1,281,228	157,746	1,438,974	(806,253)	(39,526)	-	(845,779)	593,195

	$3,009,145	$157,746	$3,166,891	$(1,339,620)	$(126,122)	$-	$(1,465,742)	$1,701,149

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(22,332)	$(8,559)	$-	$(30,891)	$232,830

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$393,422	$(165,912)	$(12,606)	$156,717	$(21,801)	$371,621

	$8,348,099	$520,848	$8,868,947	$(2,859,708)	$(260,159)	$156,717	$(2,963,150)	$5,905,797

1)
Includes cumulative impairment charges to December 31, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix and Blackwater gold interests.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin and Blackwater silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [3
0
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2022			December 31, 2021

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests
Salobo	$1,990,789	$392,473	$2,383,262	$2,045,466	$392,473	$2,437,939
Sudbury 1	239,002	44,414	283,416	244,109	63,060	307,169
Constancia	89,097	6,486	95,583	96,808	6,981	103,789
San Dimas	51,459	104,406	155,865	60,574	106,149	166,723
Stillwater 2	191,051	24,801	215,852	196,853	22,932	219,785
Other 3	19,248	474,895	494,143	28,025	336,767	364,792

	$2,580,646	$1,047,475	$3,628,121	$2,671,835	$928,362	$3,600,197

Silver interests
Peñasquito	$219,969	$73,705	$293,674	$237,720	$84,298	$322,018
Antamina	198,294	347,074	545,368	232,977	347,075	580,052
Constancia	182,171	10,776	192,947	194,364	11,520	205,884
Other 4	139,424	313,672	453,096	272,620	320,575	593,195

	$739,858	$745,227	$1,485,085	$937,681	$763,468	$1,701,149

Palladium interests

Stillwater 2	$218,104	$8,708	$226,812	$222,859	$9,971	$232,830

Platinum interests

Marathon	$-	$9,428	$9,428	$-	$-	$-

Cobalt interests
Voisey’s Bay	$316,749	$40,824	$357,573	$330,795	$40,826	$371,621

	$3,855,357	$1,851,662	$5,707,019	$4,163,170	$1,742,627	$5,905,797

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable (Note 19).

4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable (Note 19).

Constancia – Pampacancha Additional Upfront Payment
On May 10, 2021, Wheaton and Hudbay Minerals Inc. (“Hudbay”) agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional
8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of that amendment, Hudbay agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.
Acquisition of Santo Domingo Precious Metals Purchase Agreement
On March 24, 2021, the Company entered into a PMPA with Capstone in respect to the Santo Domingo project located in the Atacama Region of Chile. Under the terms of the agreement, the Company will purchase an amount of gold equal to 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

67% of payable gold production for the life of the mine. The Company will pay Capstone a total upfront cash consideration of $290 million, $30 million of which was paid on April 21, 2021 and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing production payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce production payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.
Acquisition of Fenix Precious Metals Purchase Agreement
On November 15, 2021, the Company entered into a PMPA (the “Fenix PMPA”) with Rio2 Limited (“Rio2”) in respect of gold production from the Fenix Project located in Chile (the “Fenix Project”). Under the terms of the Fenix PMPA, the Company will acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces, and 3.5% gold production thereafter for the life of mine. In addition, under the Fenix PMPA, the Company will pay total upfront cash consideration of $50 million, $25 million of which was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions. In addition, the Company will make ongoing production payments equal to 18% of the spot price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price.
Acquisition of Blackwater Precious Metals Purchase Agreements
On December 13, 2021, the Company entered into a PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver production until 17.8 million ounces have been delivered and 33% of payable silver production thereafter for the life of the mine. The Company is committed to pay total upfront cash consideration of approximately $141 million for this stream, payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions. In addition, Wheaton will make ongoing cash payments equal to 18% of the spot silver price per ounce of silver delivered under the Blackwater Silver PMPA until the value of silver delivered, net of the per ounce production payment for silver, is equal to the upfront consideration of $141 million, and 22% of the spot price of silver thereafter.
Additionally, on December 13, 2021, the Company announced that it had entered into a definitive agreement to acquire the existing gold stream held by New Gold Inc. (“New Gold”) in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). Wheaton is entitled to purchase an amount of gold equal to 8% of the payable gold production until 279,908 ounces have been delivered, thereafter dropping to 4% of payable gold production for the life of the mine. The Company paid $300 million to New Gold for the Blackwater Gold PMPA. In addition, Wheaton will make ongoing production payments equal to 35% of the spot gold price per ounce of gold delivered under the agreement.
Acquisition of Curipamba Precious Metals Purchase Agreement
On January 17, 2022, the Company entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The initial payment of $
13
 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.
Acquisition of Marathon Precious Metals Purchase Agreement
On January 26, 2022, the Company entered into a PMPA (the “Marathon PMPA”) with Generation Mining Limited (“Gen Mining”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to
 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum

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Notes to the Consolidated Financial Statements
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production until 120,000 ounces have

been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $178 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $
15
 million (Cdn$
20
million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to
18
% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$
240
 million, at which point the production payment will increase to
22
% of the spot prices.
Acquisition of Goose Precious Metals Purchase Agreement
On February 8, 2022, the Company entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton will purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company is committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022 and the second installment of $31.25 million was paid on December 6, 2022.
In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.
Amendment to the Marmato PMPA
On March 21, 2022, the Company amended its PMPA with Aris Mining Corporation (“Aris Mining”) in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and
100
% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. This increases the gold stream from the original Marmato PMPA under which Wheaton was entitled to purchase 6.5% of the gold production until 190,000 ounces were delivered, after which the stream was to drop to 3.25% of the gold production. The silver stream is unchanged. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $175 million ($65 million relating to the increase in the gold stream). Of this amount, $53 million ($15 million relating to the increase in the gold stream) has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.
Termination of the Keno Hill PMPA
On October 2, 2008, the Company entered into a PMPA (the “Keno Hill PMPA”) with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the silver produced by Alexco’s Keno Hill mine in Canada. On September 7, 2022, Hecla Mining Company (“Hecla”) completed the previously announced acquisition of all of the outstanding common shares of Alexco. In connection with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for 34,800,989 common shares of Hecla valued at $141 million (the “Hecla shares”
1
), resulting in a gain on disposal of the Keno Hill PMPA in the amount of $104 million, calculated as follows:

(in thousands)

Fair value of Hecla Mining Company shares received	$140,596

Less: carrying value after impairment reversal, plus closing costs	(36,201)

Gain on disposal of the Keno Hill PMPA	$104,395
Termination of the Yauliyacu PMPA
On March 23, 2006, the Company entered into a PMPA (the “Yauliyacu PMPA”) with Glencore plc (“Glencore”) in respect of the mine in Peru. Under the terms of the
a
mended agreement, per annum the Company purchased an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore to

1
The Hecla shares represent approximately 6% of Hecla’s current issued and outstanding shares and are subject to a six month hold period from the closing date of September 7, 2022.

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

terminate the Yauliyacu PMPA for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. On December 14, 2022 the Company received a cash payment of $132 million resulting in a gain on disposal of the Yauliyacu PMPA in the amount of $51 million, calculated as follows:

(in thousands)

Proceeds received on disposal of Yauliyacu	$131,937

Less: carrying value plus closing costs	(80,464)

Gain on disposal of the Yauliyacu PMPA	$51,473

14.	Impairment (Impairment Reversal) of Mineral Stream Interests
As more fully described in Note 3.8, at every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, there was an indicator of impairment and indicators of impairment reversal identified at December 31, 2022 and December 31, 2021 for the following PMPAs:

		Years Ended December 31

(in thousands)	Note	2022	2021

Gold interests

Other gold interests

777	19	$1,719	$-

Silver interests

Other silver interests

Keno Hill		$(10,330)	$-

Cobalt Interests

Voisey’s Bay		-	(156,717)

Total net impairment reversal		$(8,611)	$(156,717)
Voisey’s Bay – Impairment Reversal
At June 30, 2019, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant decline in market cobalt prices and a sale of a similar PMPA by a third-party group at a price significantly below Wheaton’s comparable carrying value for the Voisey’s Bay PMPA. At June 30, 2019, management estimated that the recoverable amount under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million.
At December 31, 2021, an indicator of impairment reversal was identified relative to the Voisey’s Bay PMPA as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. The recoverable amount represented its FVLCD and resulted in an impairment reversal of $157 million at December 31, 2021 which represented a full reversal of the impairment charge recorded in the year ended December 31, 2019, net of depletion that otherwise would have been recorded. The recoverable amount of the Voisey’s Bay PMPA was estimated using a discounted cash flow model with an average discount rate of 8% and an average projected market price of cobalt of $23.97 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.
Keno Hill – Impairment Reversal
At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill PMPA due to the suspension of operations at the Bellekeno mine.
As discussed in Note 1
3
, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the Keno Hill

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

PMPA. As a result, an impairment reversal of $10.3 million has been recorded for the year ended December 31, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

15.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 32 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine

Cotabambas	Panoro	Peru	13,000	127,000	140,000	25%	³	100%	³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine

			$45,352	$323,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 32 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho – Contract Modifications
As discussed in Note 1
7
, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

16.	Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.
Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.
To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

17.	Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving
term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.
Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving
term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.
Convertible Notes Receivable Valuation Summary
The fair value of the Kutcho Convertible Note, which was not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.
A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the years ended December 31, 2022 and 2021 is presented below:

	Year Ended December 31, 2022

(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2022

Kutcho	$17,086	$-	$(15,706)	$(1,380)	$-

	Year Ended December 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2021

Kutcho	$11,353	$-	$-	$5,733	$17,086

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

18.	Long-Term Equity Investments

	December 31	December 31
(in thousands)	2022	2021

Common shares held	$255,535	$59,941

Warrants held	560	1,536

Total long-term equity investments	$256,095	$61,477
Common Shares Held

	Year Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$12,764	$-	$-	$(5,321)	$7,443	$ -

Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-

Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-

Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-

Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)

Total			$59,941	$179,143	$(4,601)	$21,052	$255,535	$ (3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$32,609	$-	$-	$(19,845)	$12,764	$ -

Sabina	11,700	2.82%	30,233	-	-	(16,852)	13,381	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	7,453	(17,565)	6,493	33,796	13,048

Total			$196,241	$7,453	$(129,753)	$(14,000)	$59,941	$ 73,578

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

19.	Refundable Deposit – 777 PMPA
On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine (Note 13). Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial
40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced.
At December 31, 2022, the balance of the Refundable Deposit was $79 million. The Company has estimated that a credit facility with similar terms and conditions would have an interest rate of
8%, resulting in the Refundable Deposit having a fair value of $8 million at December 31, 2022, resulting in a $2 million impairment on the 777 PMPA. The Company has derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052.

20.	Property, Plant and Equipment

	December 31, 2022
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2022	$4,382	$4,793	$4,856	$14,031

Additions	-	-	289	289

Disposals	(378)	-	(228)	(606)

Balance - December 31, 2022	$4,004	$4,793	$4,917	$13,714

Accumulated Depreciation

Balance - January 1, 2022	$(3,226)	$(2,196)	$(3,100)	$(8,522)

Disposals	378	-	228	606

Depreciation	(320)	(769)	(499)	(1,588)

Balance - December 31, 2022	$(3,168)	$(2,965)	$(3,371)	$(9,504)

Net book value - December 31, 2022	$836	$1,828	$1,546	$4,210

	December 31, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2021	$4,382	$4,793	$4,131	$13,306

Additions	-	-	730	730

Disposals	-	-	(5)	(5)

Balance - December 31, 2021	$4,382	$4,793	$4,856	$14,031

Accumulated Depreciation

Balance - January 1, 2021	$(2,906)	$(1,444)	$(2,667)	$(7,017)

Disposals	-	-	5	5

Depreciation	(320)	(752)	(438)	(1,510)

Balance - December 31, 2021	$(3,226)	$(2,196)	$(3,100)	$(8,522)

Net book value - December 31, 2021	$1,156	$2,597	$1,756	$5,509

21.	Credit Facilities

21.1.	Sustainability-Linked Revolving Credit Facility
On July 18, 2022, the term of the Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on July 18, 2027.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [3
8
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2022.
At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.30%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the year ended December 31, 2022 and December 31, 2021, the stand-by
fee rate was 0.20%.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $6 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 29).

21.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	December 31	December 31

(in thousands)	2022	2021

Current portion	$818	$813

Long-term portion	1,152	2,060

Total lease liabilities	$1,970	$2,873
The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	December 31 2022

Not later than 1 year	$870

Later than 1 year and not later than 5 years	1,182

Later than 5 years	-

Total lease liabilities	$2,052

21.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2022	2021

Interest Expense During Period

Average principal outstanding during period		$-	$19,506

Average effective interest rate during period	21.1	n.a.	1.17%

Total interest expense incurred during period		$-	$229

Costs related to undrawn credit facilities	21.1	5,262	5,313

Interest expense - lease liabilities	21.2	91	123

Letters of guarantee	5.3	233	152

Total finance costs		$5,586	$5,817

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39
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

22.	Issued Capital

(in thousands)	Note	December 31 2022	December 31 2021

Issued capital

Share capital issued and outstanding: 452,318,526 common shares (December 31, 2021: 450,863,952 common shares)	22.1	$ 3,752,662	$3,698,998

22.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2022, the Company had no preference shares outstanding.
A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2021 to December 31, 2022 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2021	449,458,394

Share purchase options exercised 1	398,880	Cdn$24.96

Restricted share units released 1	116,880	Cdn$0.00

Dividend reinvestment plan 2	889,798	US$43.33

At December 31, 2021	450,863,952

Share purchase options exercised 1	493,129	Cdn$28.76

Restricted share units released 1	87,838	Cdn$0.00

Dividend reinvestment plan 2	873,607	US$38.75

At December 31, 2022	452,318,526

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2022, the Company has not issued any shares under the ATM program.

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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

22.2.	Dividends Declared

	Years Ended December 31
(in thousands, except per share amounts)	2022		2021

Dividends declared per share	$0.60		$0.57

Average number of shares eligible for dividend	451,577		450,188

Total dividends paid	$270,946		$256,607

Paid as follows:

Cash	$237,097	88%	$218,052	85%

DRIP 1	33,849	12%	38,555	15%

Total dividends paid	$270,946	100%	$256,607	100%

Shares issued under the DRIP	874		890

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at December 31, 2022, cumulative dividends of $1,795 million have been declared and paid by the Company.

23.	Reserves

	Note	December 31	December 31
(in thousands)		2022	2021

Reserves

Share purchase warrants	23.1	$83,077	$83,077

Share purchase options	23.2	22,578	22,349

Restricted share units	23.3	8,142	7,196

Long-term investment revaluation reserve, net of tax	23.4	(47,250)	(65,586)

Total reserves		$66,547	$47,036

23.1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

Each warrant entitled the holder the right to purchase one of the Company’s common shares. The warrants expired unexercised on February 28, 2023.

23.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.

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1
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
30-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31

	2022	2021

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$60.00	Cdn$49.86

Expected dividend yield	1.32%	1.53%

Expected volatility	35%	35%

Risk-free interest rate	1.72%	0.51%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$13.84	Cdn$10.69

Number of options issued during the period	283,440	317,560

Total fair value of options issued (000’s)	$3,069	$2,720
The following table summarizes information about the options outstanding and exercisable at December 31, 2022:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$26.24	114,610	-	114,610	0.2 years

$27.64¹	3,660	-	3,660	0.2 years

$30.82	4,477	-	4,477	1.5 years

$32.61¹	53,435	-	53,435	2.2 years

$32.93	358,050	-	358,050	1.2 years

$33.25¹	35,375	-	35,375	1.2 years

$33.47	327,495	-	327,495	2.2 years

$49.86	83,596	160,386	243,982	5.2 years

$54.11¹	19,650	40,176	59,826	5.2 years

$60.00	-	224,520	224,520	6.2 years

$63.60¹	-	52,870	52,870	6.2 years

	1,000,348	477,952	1,478,300	3.2 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.3544, being the Cdn$/US$ exchange rate at December 31, 2022.

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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2021 to December 31, 2022 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2021	1,786,817	Cdn$29.54

Granted (fair value - $3 million or Cdn$10.69 per option)	317,560	49.86

Exercised	(398,880)	24.96

At December 31, 2021	1,705,497	Cdn$34.40

Granted (fair value - $3 million or Cdn$13.84 per option)	283,440	60.00

Exercised	(493,129)	28.76

Forfeited	(17,508)	53.73

At December 31, 2022	1,478,300	Cdn$41.37

As it relates to share purchase options, during the year ended December 31, 2022, the weighted average share price at the time of exercise was Cdn$57.96 per share, as compared to Cdn$51.50 per share during the comparable period in 2021.

23.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.
A continuity schedule of the Company’s restricted share units outstanding from January 1, 2021 to December 31, 2022 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2021	370,258	$22.40

Granted (fair value - $4 million)	96,680	39.95

Released	(116,880)	24.09

At December 31, 2021	350,058	$26.69

Granted (fair value - $4 million)	91,780	46.72

Released	(87,838)	28.85

Forfeited	(3,794)	39.95

At December 31, 2022	350,206	$31.25

23.4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 18) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a

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3
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.
A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2021 to December 31, 2022 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2021		$22,103	$(6,968)	$15,135
Unrealized gain (loss) on LTIs 1		(14,000)	(2,314)	(16,314)
Reallocate reserve to retained earnings upon disposal of LTIs 1	18	(73,578)	9,171	(64,407)
At December 31, 2021		$(65,475)	$(111)	$(65,586)
Unrealized gain (loss) on LTIs 1		21,052	(6,513)	14,539
Reallocate reserve to retained earnings upon disposal of LTIs 1	18	3,797	-	3,797
At December 31, 2022		$(40,626)	$(6,624)	$(47,250)

1)	LTIs refers to long-term investments in common shares held.

24.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 23.2), restricted share units (Note 23.3) and performance share units (Note 24.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

24.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [4
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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2021 to December 31, 2022 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2021	593,150	$29,081

Granted	134,180	-

Accrual related to the fair value of the PSUs outstanding	-	14,004

Foreign exchange adjustment	-	149

Paid	(213,820)	(16,929)

At December 31, 2021	513,510	$26,305

Granted	129,140	-

Accrual related to the fair value of the PSUs outstanding	-	14,414

Foreign exchange adjustment	-	(870)

Paid	(186,730)	(18,411)

Forfeited	(11,300)	(199)

At December 31, 2022	444,620	$21,239

A summary of the PSUs outstanding at December 31, 2022 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2022	PSU Liability at Dec 31, 2022

2020	2023	191,980	$40.73	200%	93%	14,566

2021	2024	126,590	$40.24	175%	60%	5,345

2022	2025	126,050	$39.63	100%	27%	1,328

		444,620				$21,239

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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

25.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2022	2021

Basic weighted average number of shares outstanding	451,570	450,138

Effect of dilutive securities

Share purchase options	425	676

Restricted share units	349	356

Diluted weighted average number of shares outstanding	452,344	451,170
The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$50.55, compared to Cdn$52.94 for the comparable period in 2021.

	Years Ended December 31

(in thousands)	2022	2021

Share purchase options	337	-

Share purchase warrants	10,000	10,000

Total	10,337	10,000

26.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Years Ended December 31

(in thousands)	2022	2021

Change in non-cash working capital

Accounts receivable	$2,023	$(5,695)

Cobalt inventory	1,579	(4,444)

Accounts payable and accrued liabilities	(1,318)	1,095

Other	(711)	972

Total change in non-cash working capital	$1,573	$(8,072)

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [4
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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Non-Cash
Transactions – Receipt of Shares as Consideration for Termination of Keno Hill PMPA
As more fully described in notes 1
3
and 1
8
, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million.
Non-Cash
Transactions – Termination of Convertible Note Receivable and
Non-Revolving
Term Loan
As more fully described in notes 1
5
, 1
7
 and 1
8
, on February 18, 2022, the Company terminated the Kutcho Convertible Note and non-revolving
term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement (Note 1
5
).
Non-Cash
Transactions – Payment of Dividends Under DRIP
As more fully described in Note
22
.2, during the year ended December 31, 2022, the Company declared and paid dividends to its shareholders in the amount of $0.60 per common share for total dividends of $271 million. Approximately 12% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $237 million of dividend payments were made in cash and $34 million in common shares issued. For the comparable period in 2021, the Company declared and paid dividends to its shareholders in the amount of $0.57 per common share for total dividends of $257 million, with the payment being comprised of $218 million in cash and $39 million in common shares issued.
Non-Cash
Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During 2022, the Company received common shares valued at $4.6 million as consideration for the disposal of long-term equity investments.
Cash and Cash Equivalents

	December 31	December 31

(in thousands)	2022	2021

Cash and cash equivalents comprised of:

Cash	$170,155	$126,053

Cash equivalents	525,934	99,992

Total cash and cash equivalents	$696,089	$226,045
Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

27.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income Tax Expense (Recovery) in Net Earnings

	Years Ended December 31

(in thousands)	2022	2021

Current income tax expense (recovery)	$8,746	$(7,117)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$32,430	$65,866

Write down (reversal of write down) or recognition of prior period temporary differences	(40,667)	(59,018)

Total deferred income tax expense (recovery)	$(8,237)	$6,848

Total income tax expense (recovery) recognized in net earnings	$509	$(269)

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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Income Tax Expense (Recovery) in Other Comprehensive Income

	Years Ended December 31

(in thousands)	2022	2021

Income tax expense (recovery) related to LTIs - common shares held	$6,513	$2,314
Income Tax Expense (Recovery) in Shareholders
’
Equity
1

	Years Ended December 31

(in thousands)	2022	2021

Current income tax expense (recovery)	$(5,932)	$(1,705)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$5,932	$1,705

Write down (reversal of write down) or recognition of prior period temporary differences	$(4,143)	$(1,811)

Total deferred income tax expense (recovery)	$1,789	$(106)

Total income tax expense (recovery) recognized in equity	$(4,143)	$(1,811)

1)
Income tax expense (recovery) in shareholders’ equity relate to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

Income Tax Rate Reconciliation
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2022	2021

Earnings before income taxes	$669,635	$754,616

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$180,781	$203,746

Non-deductible portion of capital losses (non-taxable portion of capital gains)	(1,052)	-

Non-deductible stock based compensation and other	1,529	1,549

Differences in tax rates in foreign jurisdictions 1	(142,869)	(151,037)

Current period unrecognized temporary differences	2,787	4,491

Write down (reversal of write down) or recognition of prior period temporary differences	(40,667)	(59,018)

Total income tax expense (recovery) recognized in net earnings	$509	$(269)

1)	During the year ended December 31, 2022, the Company’s subsidiaries generated net earnings of $532 million, as compared to $564 million during the comparable period of the prior year.
The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Isla nd
s and is not subject to income tax.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [4
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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Current Income Taxes Payable
The movement in current income taxes payable for the twelve months ended December 31, 2022 is as follows:

(in thousands)	Current Taxes Payable

Current taxes payable - December 31, 2021	$132

Current income tax expense - income statement	8,746

Current income tax recovery - shareholders’ equity	(5,932)

Income taxes paid	(171)

Foreign exchange adjustments	(12)

Current taxes payable - December 31, 2022	$2,763
Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2022 and December 31, 2021, respectively, is shown below:

	Year Ended December 31, 2022

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward 1	$6,967	$(5,178)	$-	$(1,789)	$-

Capital loss carryforward	-	277	515	-	792

Other 2	1,325	2,739	192	-	4,256

Deferred tax liabilities

Interest capitalized for accounting	(87)	87	-	-	-

Debt financing fees 3	(737)	(37)	-	-	(774)

Kutcho Convertible Note	-	112	(112)	-	-

Unrealized gains on long-term investments	(170)	(728)	(7,108)	-	(8,006)

Mineral stream interests 4	(7,298)	11,030	-	-	3,732

Foreign withholding tax	(100)	(65)	-	-	(165)

Total	$(100)	$8,237	$(6,513)	$(1,789)	$(165)

1)	As at December 31, 2022, the Company had no non-capital losses available to recognize against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 4.2.

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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

	Year Ended December 31, 2021

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$5,894	$967	$-	$106	$6,967

Capital loss carryforward	761	-	(761)	-	-

Other	5,500	(4,175)	-	-	1,325

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees	(728)	(9)	-	-	(737)

Unrealized gains on long-term investments	(7,808)	20	7,618	-	(170)

Mineral stream interests	(3,532)	(3,766)	-	-	(7,298)

Foreign withholding tax	(214)	114	-	-	(100)

Total	$(214)	$(6,849)	$6,857	$106	$(100)
Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31

(in thousands)	2022	2021

Non-capital loss carryforward 1	$-	$19,293

Mineral stream interests	7,369	41,642

Other	1,575	8,149

Kutcho Convertible Note	-	901

Unrealized losses on long-term investments	13,069	9,593

Total	$22,013	$79,578

1)	As at December 31, 2022, the Company had fully recognized the tax effect of non-capital losses.
Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to
Ca
nada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $1.8 billion as at December 31, 2022, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving $nil that would taxable on repatriation.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
0
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

28.	Other Current Assets
The composition of other current assets is shown below:

		December 31	December 31

(in thousands)	Note	2022	2021

Non-revolving term loan	17	$-	$816

Prepaid expenses		2,856	2,525

Other		431	49

Total other current assets		$3,287	$3,390

29.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		December 31	December 31

(in thousands)	Note	2022	2021

Intangible assets		$2,270	$2,652

Debt issue costs - Revolving Facility	21.1	5,757	5,620

Other		3,691	6,939

Total other long-term assets		$11,718	$15,211

30.	Related Party Transactions
Compensation of Key Management Personnel
Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2022	2021

Short-term benefits 1	$8,666	$8,779

Post-employment benefits	829	801

PSUs 2	8,557	8,160

Equity settled stock based compensation (a non-cash expense) 3	3,537	3,367

Total executive compensation	$21,589	$21,107

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)
As more fully disclosed in Note 2
4
.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 2 3 .2 and 2 3 .3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

31.	Post-Employment Benefit Costs
The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to 8% of their annual base salary and cash bonus, and the Company will contribute 125% of this amount, up to a maximum of 5/9ths of the RRSP dollar limit as established under the Income Tax Act (Canada). The assets of the Group RRSP are held separately from those of the Company in independently administered funds.
The Company has implemented an unregistered and unfunded defined contribution plan (known as the Supplemental Employee Retirement Plan, or the “SERP”) for all qualified employees. Under the terms of the SERP, benefits accumulate equal to 10% (or 15% for certain senior employees) of the employee’s base salary plus target bonus, less amounts contributed by the Company under the Group RRSP plan. Interest on this benefit accrues annually based on the
5-year
Government of Canada bond rate. Any benefits under the SERP have a vesting period of five years from the first date of employment and will be paid out to the employee over a
10-year
period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
1
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

A summary of the Company’s post-employment benefit costs during the years ended December 31, 2022 and 2021 is summarized below:

	Years Ended December 31

(in thousands)	2022	2021

Post-employment benefits

Supplemental Employee Retirement Plan (SERP)	$1,033	$1,014

Group RRSP	360	297

Total post-employment benefits	$1,393	$1,311

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
2
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

32.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce
cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.43		n/a		n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$416	2	$6.14	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$420		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	3	0%	3	0%		0%		0%		$624		n/a		n/a		n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	4´	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18

Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		Life of Mine	8-Dec-04

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.42		n/a		n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	9	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07

Minto	100%	10	100%		0%		0%		0%		65%	11	$4.39	11	n/a		n/a		n/a		Life of Mine	20-Nov-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09

Copper World ¹²	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a ¹³

Marmato	10.5%	14	100%	14	0%		0%		0%		18%	15	18%	15	n/a		n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	16	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	17	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	18	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	19	50%	19	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21

Curipamba	50%	20	75%	20	0%		0%		0%		18%	5	18%	5	n/a		n/a		n/a		Life of Mine	17-Jan-22

Goose	4.15%	21	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	8-Feb-22

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	22	100%	2 2	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price
.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)
Effective January 12, 2023, the cash payment per ounce of gold and silver delivered was at
90
% of the spot price until February 28, 2023. The parties are currently in discussions in connection with a possible restructuring of the Minto PMPA and as a result, the cash payment per ounce of gold delivered will be maintained at
90
%
 during the negotiation period, with the production payment for silver reverting to the price under the existing Minto PMPA. In the event that the parties are unable to agree to terms for the restructuring, the production payment for gold will remain as set out in the existing Minto PMPA, being
65
%
 of spot price of gold.

12)	Copper World Complex (formerly referred to as Rosemont in these financial statements).
13)	Terms of the agreement not yet finalized.
14)
Once Wheaton has received 310.000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
3
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

15)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
16)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
17)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
18)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

19)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

20)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

21)
The Company is committed to purchase
4.15
% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter
2.15
% of Goose gold production until
200,000
ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

22)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates 1
(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total

Payments for mineral stream interests

Copper World 2	$-	$-	$-	$231,150	$231,150

Loma de La Plata	-	-	-	32,400	32,400

Marmato	76,000	46,000	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Salobo 3	552,000	-	-	-	552,000

Fenix Gold	-	-	-	25,000	25,000

Blackwater	70,500	70,500	-	-	141,000

Marathon	59,061	88,591	-	-	147,652

Curipamba	30,375	131,625	-	-	162,000

Goose	62,500	-	-	-	62,500

Payments for early deposit mineral stream interest

Toroparu	-	138,000	-	-	138,000

Cotabambas	1,000	-	-	126,000	127,000

Kutcho	-	29,000	29,000	-	58,000

Leases liabilities	876	1,178	-	-	2,054

Total contractual obligations	$852,312	$764,894	$29,000	$414,550	$2,060,756

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Copper World Complex (formerly referred to as Rosemont in these financial statements). Figure includes contingent transaction costs of $ 1 million.
3 )
As more fully explained on the following page, assuming the Salobo III expansion project results in throughput being expanded beyond 35 Mtpa by January 1, 2024, the Company would expect to pay an expansion payment of $552 million.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex (formerly referred to as Rosemont in these financial statements) and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.
As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona. This decision does not impact the development of deposits within the Copper World Complex on private lands.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
4
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Mining an additional cash consideration of $65 million, $15 million of which was paid to Aris Mining on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale reports the Salobo Expansion successfully commenced at the end of 2022. The project consists of two lines, which will increase the mill throughput by

50
%
, the first of which started up in the fourth quarter of 2022 and the second expected to start in the first quarter of 2023.
Subsequent to
year e
nd
, Wheaton and Vale agreed to amend the Salobo PMPA (“Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa by January 1, 2031, then under the terms of the Amended Salobo PMPA, Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to

$
552

million if throughput is expanded beyond 35 Mtpa by January 1, 2024. In addition, Wheaton will be required to make annual payments of between
$
5.1

million to
$
8.5

million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the
RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.
The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.
Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
5
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $
178
 million (Cdn$
240
million), $
16
 million (Cdn$
20
million) of which was paid on March 31
, 2022
and $
15
 million (Cdn$
20

million) was paid o
n September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied.
Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community de ve
lopment initiatives around the Curipamba Project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Goose
Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022 and the second installment of $31.25 million was paid on December 6, 2022.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation
.

Prior to
t
he delivery of this feasibility documentation
,

Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $13 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $1 million to Panoro. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Canada Revenue Agency – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
6
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.
It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

33.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2022

(in thousands)	Sales	Cost of Sales	Depletion	Impairment Charge (Reversal / Gain on Disposal) 1	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo 5	$296,145	$68,211	$54,677	$-	$173,257	$227,933	$2,383,262

Sudbury 2, 5	39,211	8,706	23,753	-	6,752	30,789	283,416

Constancia	54,868	12,520	8,206	-	34,142	42,348	95,583

San Dimas	75,238	26,053	10,858	-	38,327	49,186	155,865

Stillwater	16,583	2,983	3,933	-	9,667	13,600	215,852

Other 3	47,653	19,995	1,252	1,719	24,687	27,610	494,143

Total gold interests	$529,698	$138,468	$102,679	$1,719	$286,832	$391,466	$3,628,121

Silver

Peñasquito 5	$174,635	$34,657	$28,344	$-	$111,634	$139,978	$293,674

Antamina 5	107,794	21,622	34,684	-	51,488	85,824	545,368

Constancia	44,798	12,440	12,937	-	19,421	32,358	192,947

Other 4, 5	143,776	46,339	36,640	(166,198)	226,995	96,251	453,096

Total silver interests	$471,003	$115,058	$112,605	$(166,198)	$409,538	$354,411	$1,485,085

Palladium

Stillwater	$32,160	$5,687	$6,018	$-	$20,455	$26,472	$226,812

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	$32,192	$8,408	$10,650	$-	$13,134	$28,449	$357,573

Total mineral stream interests	$1,065,053	$267,621	$231,952	$(164,479)	$729,959	$800,798	$5,707,019

Other

General and administrative					$(35,831)	$(35,332)

Share based compensation					(20,060)	(18,161)

Donations and community investments					(6,296)	(5,718)

Finance costs					(5,586)	(4,135)

Other					7,449	6,143

Income tax					(509)	(171)

Total other					$(60,833)	$(57,374)	$1,052,887

Consolidated					$669,126	$743,424	$6,759,906

1)	See Notes 1 3 and 1 4 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Copper World Complex (formerly referred to as Rosemont in these financial statements), Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

4)
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato and 777 silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. The Stratoni mine was placed into care and maintenance during Q4-2021. On September 7, 2022, the Keno Hill stream was terminated in exchange for
$
141
 million of Hecla common stock (see Note 1
3
). On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $
132
 million (see Note 1
3
).

5)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2022 were 35% of the Company’s total revenue.

b.
The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 202
2
 were 14% of the Company’s total revenue.

c.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2022 were 16% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [5
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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Year Ended December 31, 2021
(in thousands)	Sales	Cost of Sales	Depletion	Impairment Reversal 1	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo 5	$343,398	$78,746	$71,405	$-	$193,247	$264,652	$2,437,939

Sudbury 2, 5	24,475	5,407	13,847	-	5,221	19,068	307,169

Constancia 5	32,974	7,536	5,780	-	19,658	25,438	103,789

San Dimas	86,290	29,612	15,479	-	41,199	56,679	166,723

Stillwater	20,487	3,703	4,525	-	12,259	16,784	219,785

Other 3, 5	54,296	18,268	1,836	-	34,192	36,444	364,792

Total gold interests	$561,920	$143,272	$112,872	$-	$305,776	$419,065	$3,600,197

Silver

Peñasquito	$201,688	$34,518	$28,554	$-	$138,616	$167,169	$322,018

Antamina 5	156,735	31,395	46,882	-	78,458	125,688	580,052

Constancia 5	36,775	8,926	11,160	-	16,689	27,848	205,884

Other 4, 5	178,231	57,312	39,526	-	81,393	123,359	593,195

Total silver interests	$573,429	$132,151	$126,122	$-	$315,156	$444,064	$1,701,149

Palladium

Stillwater	$45,834	$8,384	$8,559	$-	$28,891	$37,450	$232,830

Cobalt

Voisey’s Bay 5	$20,482	$4,140	$7,240	$(156,717)	$165,819	$3,687	$371,621

Total mineral stream interests	$1,201,665	$287,947	$254,793	$(156,717)	$815,642	$904,266	$5,905,797

Other

General and administrative					$(35,119)	$(31,931)

Share based compensation					(19,265)	(16,926)

Donations and community investments					(6,601)	(6,323)

Finance costs					(5,817)	(4,271)

Other					5,776	609

Income tax					269	(279)

Total corporate					$(60,757)	$(59,121)	$390,354

Consolidated					$754,885	$845,145	$6,296,151

2)	See Note 1 4 for more information.
3)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
4)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Copper World Complex gold interest (formerly referred to as Rosemont in these financial statements). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

5)
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Aljustrel, Neves-Corvo, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in these financial statements) and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On
September 7, 2022, the Keno Hill stream was terminated in exchange for
$
141
 million of Hecla common stock (see Note 1
3
). On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $
132
 million (see Note 1
3
).

6)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2021 were 32% of the Company’s total revenue.

b.
The counterparty obligations under the Antamina PMPA and the previously owned Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 2021 were 18% of the Company’s total revenue.

c.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2021 were 17% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [
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]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at December 31, 2022

(in thousands)	Sales Year Ended Dec 31, 2022		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$124,710	12%	$668,011	$450	$-	$9,428	$357,573	$ 1,035,462

United States	48,743	5%	215,852	566	226,812	-	-	443,230

Mexico	266,367	25%	155,863	423,103	-	-	-	578,966

Europe

Greece	3,291	0%	-	-	-	-	-	-

Portugal	25,728	2%	-	18,366	-	-	-	18,366

Sweden	41,613	4%	-	29,108	-	-	-	29,108

South America

Argentina/Chile 1	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	56,536	-	-	-	-	56,536

Brazil	296,145	28%	2,383,263	-	-	-	-	2,383,263

Peru	253,441	24%	95,584	738,310	-	-	-	833,894

Ecuador	-	0%	10,181	3,671	-	-	-	13,852

Colombia	5,015	0%	42,831	7,108	-	-	-	49,939

Consolidated	$1,065,053	100%	$3,628,121	$1,485,085	$226,812	$9,428	$357,573	$ 5,707,019

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at December 31, 2021

(in thousands)	Sales Year Ended Dec 31, 2021		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$108,594	9%	$614,733	$28,138	$-	$-	$371,621	$ 1,014,492

United States	66,321	6%	219,785	566	232,830	-	-	453,181

Mexico	307,639	26%	166,722	462,627	-	-	-	629,349

Europe

Greece	9,154	1%	-	-	-	-	-	-

Portugal	41,320	3%	-	19,001	-	-	-	19,001

Sweden	33,018	3%	-	31,152	-	-	-	31,152

South America

Argentina/Chile 1	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	31,349	-	-	-	-	31,349

Brazil	343,398	28%	2,437,938	-	-	-	-	2,437,938

Peru	286,285	24%	103,789	888,730	-	-	-	992,519

Colombia	5,936	0%	25,881	6,532	-	-	-	32,413

Consolidated	$1,201,665	100%	$3,600,197	$1,701,149	$232,830	$-	$371,621	$ 5,905,797

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [6
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Notes to the Consolidated Financial Statements
Years Ended December 31, 2022 and 2021 (US Dollars)

34.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 202
3
 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On March 9, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on March 24, 2023 and is expected to be distributed on or about April 6, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - FINANCIAL STATEMENTS [6
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]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands
KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS
GEORGE BRACK, Chairman
JOHN BROUGH
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations
T: 1 604 684 9648
TF: 1 844 288 9878
E: info@wheatonpm.com

Wheaton	Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.